January 11, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (713)375-6477

Charif Souki
Chief Executive Officer
Cheniere Energy, Inc.
700 Milam Street, Suite 800
Houston, Texas 77002

> **Re:** **Cheniere Energy, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2007**
> **File No. 1-16383**

Dear Mr. Souki:

We have reviewed your response letter dated October 18, 2007, and have the following comment. Please respond to our comment by January 25, 2008, or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Annual Incentive, page 18

1.   We note your response to prior comment 5. It does not appear that your response fully addresses the comment. We therefore reissue the comment in part. Please explain how the 62.5% of maximum bonus opportunity was determined in light of the company's failure to achieve its performance targets.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor